UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIVERR INTERNATIONAL LTD

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M4R82T 10 6

(CUSIP Number)

February 16, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)
 ☐ Rule 13d-1(c)
 ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T 10 6	13G/A	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS
ION Crossover Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
584,921

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
584,921

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
584,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.67%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. M4R82T 10 6	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Gilad Shany

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
584,921

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
584,921

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
584,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.67%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M4R82T 10 6	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer FIVERR INTERNATIONAL LTD

(b)	Address of Issuer’s Principal Executive Offices Eliezer Kaplan St 8 Tel Aviv-Yafo, 6473409 Israel Tel: 972-3-631-7882

Item 2.

(a)
Name of Person Filing

This Schedule 13G/A is filed by the entity and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) ION Crossover Partners Ltd. (the “Management Company”), which serves as a management company and  investment manager for investment entities.

(ii) Gilad Shany, who serves as Director for the Management Company;

(b)
Address of the Principal Office or, if none, residence

The principal business address of ION Crossover Partners Ltd.. is 13th Floor, Building E, 89 Medinat Hayehudim Street,.  The principal business address of Mr. Shany is 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel.

(c)	Citizenship ION Crossover Partners Ltd. is organized under the laws of Israel. Mr. Shany is a citizen of Israel.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number M4R82T 10 6

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	◻	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	◻	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	◻	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	◻	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	◻	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	◻	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	◻	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. M4R82T 10 6	13G/A	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of February 16, 2021, the Reporting Persons beneficially own, in the aggregate, 584,921 shares of the Common Stock of the Issuer.

(b)	Percent of class: 1.67%.

(c)	Number of shares as to which the Reporting Persons have:

	(i)	Sole power to vote or to direct the vote 584,921

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 584,921

	(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

CUSIP No. M4R82T 10 6	13G/A	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	ION Crossover Partners Ltd

/s/ Gilad Shany
Director

Dated: February 16, 2021	Gilad Shany

/s/ Gilad Shany